Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Ave., N.W.

Washington, D.C. 20004

Tel: 202.639.7000

Fax: 202.639.7003

www.friedfrank.com

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0003

Direct Line: 202.639.7078

Fax: 202.639.7003

Vasiliki.Tsaganos@ffhsj.com

October 2, 2007

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed September 17, 2007
File No. 333-142737
(the “Registration Statement”)

Dear Ms. Jacobs:

This letter sets forth the response of Deltek, Inc. (the “Company”) to the comment letter, dated September 24, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 3 to the Registration Statement. This letter is being filed with Amendment No. 3 to the Company’s Registration Statement. In addition, for the Staff’s convenience the Company will provide copies of this letter and a marked copy of Amendment No. 3 to the Staff in hard copy. We are also providing supplementally under Tab A an updated chart regarding the Company’s stock option grants in August 2007.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operation as well as a copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Form S-1/A

General

1.

We note your revised disclosure on page 130 regarding compliance with Rule 2710(h) of the NASD Rules of Conduct should you elect to use greater than 10% of the net proceeds of the offering to repay indebtedness under your credit agreement with affiliates of Credit Suisse Securities, J.P. Morgan Securities, and Wachovia

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Capital Markets. Once you have named an underwriter to assume the responsibilities of acting as the qualified independent underwriter in establishing a maximum offering price and conducting due diligence, you should highlight this role of the new underwriter on the cover page and include a risk factor that notes the risks resulting from the conflict between the economic interests of Credit Suisse Securities, J.P. Morgan Securities, and Wachovia Capital Markets in a higher offering price and potential investors in a lower one. In the summary or in the risk factor, concisely describe the principal functions of the qualified independent underwriter, such as establishing the maximum offering price and conducting due diligence.

Response: Merrill Lynch, Pierce, Fenner & Smith Incorporated will assume the responsibilities of acting as qualified independent underwriter. The Company has added a risk factor on pages 26-27 of Amendment No. 3 in response to the Staff’s comments. The Company respectfully submits that the role of the qualified independent underwriter is not required to be highlighted on the cover page of the prospectus. The Company believes that disclosure in the “Risk Factors” and “Underwriting” sections of the prospectus provides adequate disclosure to investors with respect to the role of the qualified independent underwriter.

2.	Please refer to prior comment 2 from our letter dated September 11, 2007. We note from your response to our prior comment that all underwriters currently named on the cover page will engage in independent due diligence on this offering and may participate in the pricing call. However, given your new disclosure on the requirement to have a qualified independent underwriter, please tell us if the roles of the other underwriters will be more limited.

Response: The Company has been informed by the underwriters that, despite the participation of a qualified independent underwriter in this offering, the independent due diligence conducted by the other underwriters will not be more limited than the due diligence that they would have conducted had there not been a qualified independent underwriter. Each other underwriter will complete its own independent due diligence for this offering.

Prospectus Summary, page 1

Our Company, page 1

3.	Please refer to prior comment 3 from our letter dated September 11, 2007. We note your response to our prior comment and the nature of the supplemental materials provided to support your claims as to your competitive position a provider of enterprise application software and related service designed and developed specifically for project-focused organization. However, the statements made by Forrester Research, TEC and IDC do not focus on any leadership positions based upon your customer base as currently provided in the prospectus as the basis for your claims as to competitive position. In this regard, we continue to question the clarity and usefulness of the disclosure relating to the number of customers by industry and sector to potential investors, as no qualitative disclosure is provided regarding the customer base of any of your competitors or the size of contractual commitments with your customers referenced that appears necessary to allow investors to independently evaluate these statements. Given that the supplemental documentation provided appears to address the uniqueness of your approach to the project-focused market rather than your statistical market share, it is not clear that these statements support your current disclosure. We continue to believe that if the disclosure in the prospectus regarding brand recognition and market share are based solely on your evaluation of the markets in which you operate, you should revise your statements to indicate that these are your opinions as to such matters or provide investors with sufficient information to evaluate these statements. Please revise or advise.

Response: The Company has revised the disclosure on pages 1, 3, 34, 64 and 66 in response to the Staff’s comment.

Capitalization, page 29

4.

We note from your disclosures on page 6 that the number of shares outstanding immediately after this offering is based on 39,540,217 shares of the Company’s common stock outstanding as of September 1, 2007 plus shares of your common stock to be issued upon exercise of options immediately prior to the closing of this offering. We further note your discussion of such options in your use of proceeds disclosures on page 27 and

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in your pro forma capitalization table on page 29. Please provide a list of the options for which you are referring. Do the members of your senior management or your Board of Directors have an obligation to exercise such options prior to effectiveness? If not, then tell us how you determined it is appropriate to include the assumption that such options will be exercised throughout your registration statement.

Response: Pursuant to our shareholder’s agreement and form stock option agreement under our 2005 Stock Option Plan, shareholders and option holders (which includes management, employees and directors) may participate proportionately in any sale by the New Mountain Funds of their shares of the Company’s common stock to a third party (including a public offering). Options held under the Company’s 2005 Stock Option Plan may be exercised if the number of shares in which the holder is entitled to sell exceeds the number of shares of common stock held by the holder. As indicated on page 6 of Amendment No. 3, in accordance with notices that the Company received from the selling shareholders, shares of common stock to be issued upon the exercise of options pursuant to these contractual arrangements will be sold in the offering. The Company has revised the disclosure on pages 6, 7, 29, 31, 32, 121 and 131 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 36

5.	We note your response to our prior comment 10 and your revised disclosures on pages 38 and 39 regarding your selection criteria for the comparable companies/transactions used in your valuations. We further note that these methodologies yielded a range of values that were used to estimate the Company’s enterprise value. In this regard we note your reference to the “mean of adjusted EBITDA and revenue multiples of the comparable software companies” that was used in your July 2006 and October 2006 valuations. For the December 2006 valuation and for the fiscal 2007 valuations, however, you indicate that the multiples were selected from “within the range of multiples” of your set of comparable companies. It is not clear from your disclosure or your responses, how wide these ranges were and what impact your selections “within the range” versus using a “median of the range” had on your enterprise valuations. Supplementally provide the median and range of market multiples as determined at each valuation date. Tell us how you determined which multiples within such ranges to use in determining the fair value of your common stock and provide the multiple used at each valuation date.

Response: The Company advises the Staff that it consistently applied its methodology for valuing the common stock from the time it began utilizing the assistance of an independent valuation firm in early 2006. The Company’s methodology employs the analysis of the valuation multiples of the comparable software companies and results in a value to apply to the Company’s results based on its growth rate and profitability compared to the comparables, as well as the Company’s current success in achieving its business plan. As requested by the Staff, the Company has clarified its description of the application of the multiples of the comparable software companies on pages 41 and 42.

As requested by the Staff, the Company has provided under Tab B herewith details of the median and range of the valuation multiples for each valuation date. The Company believes that its selection of valuation multiples reflects market conditions for similarly situated mid-sized enterprise software companies. A discussion of how the company determined each multiple used in the valuation follows.

Enterprise Value to EBITDA (EV/EBITDA) applied to the four quarters ended prior to the valuation date: The Company’s EV/EBITDA multiple used in the valuations was closely correlated with the median value of the comparable software companies over the period July 2006 – July 2007. In the analysis, the Company and its independent valuation firm analyzed the financial performance of the comparable companies to determine an appropriate multiple within the range to use. This analysis included factors such as the historical and forecasted growth rates of the comparable companies, and the impact of one-time events on the comparable company results

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and multiples. Accordingly, the multiple applied by the company to its EBITDA for the four quarters ended prior to the valuation date has historically tracked near, but not exactly with, the median of the comparable software companies.

Enterprise Value to EBITDA applied to the forecasted next fiscal year EBITDA: The Company’s determination of the multiple of EV/EBITDA applied to the 2007 forecast tracked the median value of that multiple through the valuation of January 2007. As of February 2007, the median value of the comparable software companies increased substantially as growth expectations for 2007 EBITDA of the comparable software companies increased. However, because the Company’s EBITDA growth expectations did not increase commensurately, an increase in the multiple applied to 2007 forecasted EBITDA was not deemed appropriate by the Company or its independent valuation firm in February 2007. Beginning with the April 2007 valuation, the Company increased the multiple applied to forecasted 2007 results based on the continued execution of its business plan and further market-driven increases in the multiples on expected 2007 results of the comparable software companies.

Enterprise Value to EBITDA for the Comparable Transactions Methodology: The Company’s determination of the EV/EBITDA multiple for the comparable transactions methodology was based principally on the median value of the EV/EBITDA multiple for the comparable transactions. However, since December 2006, the EV/EBITDA multiple used by the Company in the comparable transactions analysis has been consistently greater than the median values of the comparable transactions. This is because in December 2006, additional comparable transactions had been consummated and subsequently included in the analysis which resulted in lower median values for the transactions reflected in the comparable transactions methodology. However, based on analysis of the transactions that occurred and were added to our analysis, the Company and the independent valuation firm determined that it was not appropriate to reduce the multiple. This was primarily because the growth rates of the companies added in December 2006 were not comparable to the Company’s growth rates. In May 2007 through July 2007, transaction multiples for recently closed transactions had increased and resulted in a higher median EV/EBITDA multiple. These transactions were determined to be more relevant to the analysis and reflective of an increase in the valuation multiples of the comparable companies. As a result, the Company increased the EV/EBITDA multiple used in its valuation analysis.

Enterprise Value to Revenue (EV/Revenue) for the Comparable Transactions Methodology: In our application of the EV/Revenue multiple, the Company consistently tracked above the median value of the comparable transactions. The Company’s determination of the EV/Revenue multiple reflected the fact that there was significant variability in the range of values for the comparable transactions, and the Company’s analysis and selection of the EV/Revenue multiple was more heavily weighted toward transactions with similar growth rates and EBITDA margins as the Company.

6.	We note your response to our prior comment 11. Considering the estimated price range, which was communicated within 10 days of your most recent stock option grant, is considerably higher than your most recent valuation and significantly higher than your valuation six months prior, we do not believe that the Company’s response adequately supports the reasons for the differences between the valuations as determined by your Board of Directors and the estimated price range. With regards to such information, please provide the following:

•	For each factor provided, quantify the impact that each factor had on your reconciliation of the fair value to the midpoint of the estimated price range;

•	Tell us the marketability discount that was used at each valuation date;

•

You indicate that the estimated offering price range assumed successful resolution of a number of significant contingencies and variables. Please explain further what these contingencies and variables were and tell us why you believe similar items were not factored into the underwriters’ valuations;

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•

Explain and quantify any additional factors that contributed to the significant increase in the value of your common stock as determined by your Board of Directors versus the value determined by the underwriters.

Also, revise your filing accordingly to include a discussion of each of these factors.

Response: The following table represents the Company’s estimated reconciliations between the midpoint of the estimated offering price range determined by the underwriters on August 16, 2007 and the fair values of the Company’s common stock on August 6, 2007 and March 15, 2007 as determined by the Company with the assistance of an independent valuation firm:

Rule 83 Confidential Treatment Request by Deltek, Inc.; Request 1

Option Grant Date		06-Aug-07			15-Mar-07

Midpoint of the estimated price range	$	[***]		$	[***]
Market multiple methodology differences		[***]	(1)		[***]	(5)
Timing of valuation differences			(1)		[***]	(6)
Less marketability discount		[***]	(2)		[***]	(4)
Impact of underwriters not considering comparable transaction methodology		[***]	(3)		[***]	(3)
Other, net		[***]			[***]

Company Valuation		$16.11			$13.10

The Company advises the Staff that, as noted above, several factors result in the difference between the price determined by the Company and the midpoint of the estimated price range provided by our underwriters on August 16, 2007. Those factors are detailed below.

Differences related to our August 6, 2007 option grants:

(1)	Differences in methodology used by our underwriters to determine and apply the market multiple approach resulted in a difference of [***]% or $[***] between the valuation performed by the Company as of July 20, 2007 (and used for our August 6, 2007 grants) and the underwriters estimated range provided on August 16, 2007. Although not separately quantifiable, this difference is attributed to timing differences between when the underwriters provided their range as of August 16, 2007 and their expectation that at the time they are selling securities within the range provided, during or after October 2007, we will have had the benefit of third quarter results which they anticipated would be consistent with our forecasts. The details related to these differences are further outlined as follows :

o

The underwriters’ estimated valuation was based solely on a multiple of estimated 2008 EBITDA. Accordingly, the estimated offering price range assumed successful resolution of significant contingencies. The primary contingency which is only partially weighted in the valuation determined by the Company is the assumed achievement of our forecasted results for the quarter ended September 30, 2007. The valuation determined by the company on July 20, 2007 (which was used for our August 6, 2007 grants) included the actual results for the twelve months ended March 31, 2007 in the calculation of the EV/EBITDA multiple for the four quarters then ended,

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significantly weighting historical actual results as well as future expected results in determining the valuation. The underwriters’ valuation assumed successful execution of the 2007 business plan, upon which the Company’s estimated 2008 EBITDA is based.

o	The valuation methodologies used by the Company and its independent valuation firm utilized valuation multiples based on analysis of several comparable public companies that are applied to relevant values for the prior four quarters’ EBITDA and the current year forecast. This is a significant contrast to the valuation methodology used by the underwriters which simply applied a multiple to our estimated 2008 EBITDA. The underwriters’ multiple was based on their analysis of several comparable companies. However, the underwriters weighted the calculation of the multiple toward a single comparable company based upon their view that we tracked most closely to this company. The single comparable company used by the Company’s underwriters was also included in the multiples used by the Company in its valuations. However it was one of several comparable companies included based upon the advice of its independent valuation firm, which followed the guidance in the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

(2)	A marketability discount of 5% was applied to all valuations performed by the Company with its independent valuation specialist since the October 20, 2006 valuation. The underwriters’ valuation did not reflect a marketability discount as it assumed a public market for the stock.

(3)	The impact of the Company using the comparable transactions methodology and the underwriter not considering such methodology resulted in a difference of [***]% or $[***] between the two methodologies.

Differences related to our valuation for our March 15, 2007 option grants:

The Company advises the staff that the same factors outlined above as it relates to differences between our valuation that supported our August 6, 2007 grants and the midpoint of the underwriters’ estimated price range provided on August 16, 2007 are also relevant to differences to the midpoint of the range and our valuation supporting our March 15, 2007 grants (performed as of February 20, 2007). The following additional factors are also relevant:

(4)	The marketability discount was 5% for the valuation performed relative to our March 15, 2007 option grants, however because the Company and our independent valuation firm had determined a lower enterprise value as of the date of that valuation, the discount represented a smaller difference in the Company’s valuation as compared to the midpoint of the range provided by our underwriters,.

(5)	As noted above, the Company considered historical results in its valuation methodology and our underwriters did not. As part of the Company’s valuation as of February 20, 2007, the historical results used were for the twelve months ended December 31, 2006, which also contributed to a lower value.

(6)

Over the period March 15, 2007 to August 6, 2007, the Company’s valuations indicated a growth rate from $13.10 to $16.11, or 23%. In reconciling our March 15, 2007 value to the underwriters’ mid-point provided in August 2007, the Company believes it should reflect the [***]% growth rate, or $[***] increase in fair value in the reconciliation. The increase in the Company’s valuation from the March 15, 2007 grants to the August 6, 2007 grants reflects the fact that for the February 20, 2007 valuation, the market multiple applied by the Company to our estimated 2007 earnings was lower than the multiple applied by the Company to its estimated 2007 earnings for our July 20, 2007 valuation. This multiple was also lower than the multiple applied by its underwriters to its estimated 2008 earnings. This is due to greater uncertainty as of February 20, 2007 relative to our ability to achieve projected 2007 EBITDA growth of [***]% over 2006, as it was earlier in the year. As of the August 6, 2007 grant date, the Company’s confidence in achieving this target was greater based upon actual execution during 2007 to date as well as greater visibility into the full year 2007

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expected results, which was reflected by selecting a higher market multiple.

The Company will provide disclosure of the qualitative and quantitative differences between the midpoint of the estimated range and the most recent valuation used by the Company at such time as it provides an estimated range in the Form S-1.

Management, page 73

Compensation Discussion and Analysis, page 80

2006 Executive Compensation, page 80

Compensation Philosophy, page 81

7.

Please refer to prior comment 15 from our letter dated September 11, 2007. We note from your response and revised disclosure that you do not have pre-defined allocations between cash and non-cash compensation or between salary, bonus, or equity compensation components but instead seek solely to benchmark each component of total compensation at a targeted level of the 50th to 75th percentiles of compensation paid to those in similar positions in your peer group. However, your disclosure on page 82 states that “[t]otal compensation targets (base salary, bonus and equity) for individuals are based on competitive data from [y]our peer group and on an annual evaluation of the executive’s performance and the company’s performance.” Your current disclosure is unclear as to the criteria used to establish total compensation targets and should be revised to clarify the criteria used in making such determinations. If total compensation is based solely on benchmarks with your peer group, revise to address how such benchmarking ensures that total compensation meets the goals of your compensation philosophy disclosed on page 81. Moreover, you should discuss why your compensation was chosen as to each named executive officer individually and the reasons your CEO or the compensation committee believe such compensation appropriately reflects the duties and responsibilities of that executive. For example, you should specifically discuss the rationale for granting Mr. Reagan a $40,000 minimum EICP payment guaranteed to the time of hire and a similar payment to Ms. Parent in 2006. Statements that such payments were conditions of the offer letter to these executives does not sufficiently address the rationale for making such payments, the amount of the payments and how such payments fit into your decisions as to total compensation for these executives in fiscal 2006.

Response: The Company has revised the disclosure on pages 83—87 in response to the Staff’s comment.

Incentive Compensation, page 82

Plan Structure, page 83

8.	You state that compensation under your EICP is generally a pre-established percentage of an executive’s base salary, “generally ranging between 50% to 60% of the executive’s annual salary, depending on the specific position and responsibilities for each executive.” You also disclose that executives were awarded a payout greater than the 2006 target payout because of the success in meeting company performance targets in 2006. However, your disclosure should specifically address the reasons Mr. Parker received an award equal to 88% of his annual salary in fiscal 2006 and the reasons Ms. Parent received awards (both the guaranteed EICP payment and the additional payment made to her under the plan in 2006) equal to 102% of her base salary in fiscal 2006, while your other named executive officers received payouts of amounts between 48% (for Mr. Brehm) and 66% (for Mr. Lowry). You should then address why the percentages set for each named executive officer were chosen and how such amounts fit within your overall compensation philosophy.

Response: The Company has revised the disclosure on pages 85—88 in response to the Staff’s comment.

9.	Please refer to prior comment 16 from our letter dated September 11, 2007. We note your revised disclosure on pages 83-84 listing the types of individual goals assessed in determining the individual performance of your named executive officers. However, your disclosure should specifically disclose the individual performance goals set for each named executive officer in fiscal 2006 and your rating given to each named executive by your CEO or the compensation committee based upon those goals and the impact of each rating on the EICP compensation awarded to that executive.

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Response: The Company has revised the disclosure on pages 86—87 in response to the Staff’s comment.

10.	Also, as previously requested in prior comment 16, you should revise your disclosure to specifically state the company performance and individual performance targets for 2007 to the extent those targets have been established since the end of fiscal 2006. See Instruction 4 to Item 402(b). Your disclosure should specifically address the manner in which total compensation targets for fiscal 2007 took into account or were based upon the total compensation paid in fiscal 2006. You should provide insight into the factors considered prior to the awarding of performance-based compensation (including cash compensation components), such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that Instruction 4 to Regulation S-K Item 402(b) is applicable to the performance targets for 2007 because these quantitative and qualitative financial targets involve confidential financial information, the disclosure of which would result in competitive harm for the Company. Given the strong competition the Company faces, Deltek believes that additional disclosure regarding these targets would result in substantial competitive harm to the Company by providing competitors “with valuable insights into the operational strengths and weaknesses” of Deltek, including selective pricing, market concentration, expansion bids and possible take-over bids. Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 684 (D.C. Cir. 1976); see also Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). These performance targets for the current year are sensitive, confidential financial information and they reflect unique economic aspects of the Company.

The Company faces substantial competition across all product lines from significantly larger and better-resourced companies, including Oracle, SAP AG, Microsoft and Lawson Software. Among the competitive barriers Deltek currently faces are the following:

(1) several competitors are focusing significant development, marketing and sales efforts in order to more actively target the markets in which Deltek currently operates or that Deltek targets for increased operations;

(2) many of those competitors have significantly greater financial, technical, marketing resources, influence with industry analysts and established global presence than Deltek; and

(3) many of those same competitors and major accounting and consulting firms maintain well-established relationships with Deltek’s current and prospective customers and have well-established networks of alliance partners. Because of these well-established relationships and economic tie-ins, these alliance partners and consulting firms may recommend our competitors’ products to potential customers over the Company’s products.

Given the dominant size and global market presence of our competitors, they seek to influence both current and potential customers by offering more comprehensive horizontal product portfolios, superior global presence and more sophisticated multi-national product capabilities.

Our competitors may implement increasingly aggressive marketing programs, product development plans and sales programs targeted towards the specific industry markets in which Deltek operates. These competitive forces have the potential to result in significant price reductions, result in a loss of sales to new and existing customers and result in materially reduced margins and net income or loss of market share. Lastly, the market for highly skilled employees is competitive in the labor markets in which Deltek operates.

As disclosed on page 88 of Amendment No. 3, payout determinations based on Company performance during fiscal year 2006 corresponded to revenue, EBITDA and EBITDA margin performance goals established in Deltek’s 2006 internal financial budget and periodic forecasts, adjusted for other qualitative achievements. Given the extremely competitive environment in which the Company operates, disclosure of this type of sensitive information for 2007 would provide our competitors with insight into the Company’s strategic and tactical priorities and objectives as well as our financial objectives.

As in Kleppe, where the disclosure of financial information would be unfair when competitors “could continue in the customary manner of ‘playing their cards close to their chest,’” Deltek does not have access to similar information concerning its competitors and disclosure of this information would leave the Company at a significant disadvantage. 547 F.2d at 684. If our internal revenue, profit and other important business targets for the current year were to be disclosed, competitors would gain unfair insight into components of Deltek’s strategic objectives, our costs, and ultimately, what the Company projects its gross margins will be. Our competitors could use this information to offer more favorable terms to our customers and prospects. In Burke Energy Corp. v. Dep’t of Energy, the court recognized that disclosing confidential business information regarding a company would result in substantial competitive harm in that it would “enable competitors to gain otherwise confidential information about [the company’s] financial situation” as well as allow competitors to solicit customers with competitive arrangements. 583 F. Supp. 507, 512 (D.

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Kan. 1984). Similarly, competitors would gain significant insight into Deltek’s financial condition thereby enabling competitors to exercise an unfair advantage with respect to pricing and negotiation tactics for customers and employees if the Company were to disclose internal revenue projections and EBITDA goals for 2007. In addition, if the Company should fail to reach its targets, investors could use this information against the Company and competitors could use it when competing for both customers and new employees.

The labor market in which Deltek operates is highly competitive. If it becomes more difficult for Deltek to retain and attract the personnel the Company requires, it could become increasingly difficult for Deltek to sell and develop its products and services and execute its business strategy. This could lead to a material shortfall in revenue. Additionally, in Braintree Electric Light Dep’t v. Dep’t of Energy, the court noted that the release of separate pieces of financial information regarding a company would give competitors “a means of procuring a clear understanding of company’s business practices” and if a competitor could “discern the financial condition of a competitor” it could underbid the company. 494 F. Supp. 287, 290 (D.D.C. 1980). With the release of this information, Deltek’s competitors will be able to gain a clear understanding of Deltek’s business practices, thereby allowing competitors to underbid Deltek and harm the Company’s competitive standing. When analyzing whether credit union business and marketing plans would have qualified for confidential treatment under the Freedom of Information Act, the court in Nat’l Community Reinvestment Coalition v. Nat’l Credit Union Admin. noted that “[b]usiness and marketing plans by their nature usually contain information that would cause competitive harm if disclosed.” 290 F. Supp. 2d 124, 135 (D.D.C. 2003). Providing the performance targets for 2007 would allow competitors to unfairly tailor marketing and business strategies accordingly in order to both thwart Deltek’s business strategies and exploit any perceived weaknesses.

The Company notes that it has historically treated internal current financial performance targets as confidential, has not disclosed such targets publicly in the past and does not intend to do so in the future. The Company does not believe disclosure of such information is necessary for the protection of investors in the marketplace. Amendment No. 3 provides sufficient disclosure to enable the present and potential investors to evaluate the Company and its compensation policies. Publicly disclosing the 2007 performance targets will provide competitors with significant information about the Company’s current and future financial outlook. In fact, the Company believes that disclosure of these targets would be detrimental to the interests of its present and potential investors since, as described above, such disclosure could place the Company at a competitive disadvantage. If forced to do so, the result could be very damaging to the Company and its investors.

Lastly, the Company has complied with all the requirements of Instruction 4 to Item 402(b) of Regulation S-K that the Company discuss the difficulty of executives and the likelihood of the Company to achieve undisclosed targets. The Company believes that it has disclosed the applicable information material to investors considering an investment in the Company’s securities and to protect their interests as investors including primary individual performance goals for named executive officers and the factors considered in calculating EICP. As disclosed on page 86 of Amendment No. 3, EICP financial targets are set at “challenging levels that would require superior performance on our part in that they require us to achieve strong revenue and EBITDA growth and to carefully control costs to meet the EBITDA margin goals.” Additionally, this disclosure expresses Deltek’s belief that it has established financial targets that would attainable if it has what it considers to be a successful year. The disclosure also states that the Company believes that with regard to 2007, “the EICP goals will be at least partially achieved, thus making at least a partial payout likely.”

Equity, page 85

11.

Please refer to prior comment 15 from our letter dated September 11, 2007. We note your revised disclosure that equity grants made March 15, 2007 were “designed to ensure equity compensation remains competitive within [y]our peer group and that [you] incentivize and retain the executive officers who are critical to [y]our success.” However, this revised disclosure does not adequately address our prior comment. First, your disclosure does not address the rationale or reasoning for the equity awards issued to your named executive

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officers in fiscal 2006, how such awards were determined relative to overall compensation and the reasons your compensation committee believed such awards were appropriate for each executive. Second, we continue to believe that you should revise to disclose how the equity awards issued in March 2007 ensure that equity compensation remains competitive within your peer group (i.e., were the awards benchmarked against similar awards in 2006 by your peer group or designed to increase the equity holdings of your executives to some level amongst your peer group) and the manner in which these awards were taken into consideration in setting overall compensation targets for your executives in 2007.

Response: The Company has revised the disclosure on page 88 in response to the Staff’s comment.

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Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/ Vasiliki B. Tsaganos

Vasiliki B. Tsaganos

cc:	Kevin T. Parker (Deltek, Inc.)

James C. Reagan (Deltek, Inc.)

David R. Schwiesow (Deltek, Inc.)

Richard A. Steinwurtzel (Fried, Frank, Harris, Shriver & Jacobson LLP)

Kris F. Heinzelman (Cravath, Swaine & Moore LLP)